

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 22, 2010

<u>VIA U.S. MAIL</u>

Mr. Thomas M. O'Brien
Executive Vice President and Chief Financial Officer
Kadant Inc.
One Technology Drive
Westford, Massachusetts 01886

> **Re: Kadant Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2009**
> **Filed March 10, 2009**
> **File No. 001-11406**

Dear Mr. O'Brien:

        We have completed our review of your Form 10-K and related filings and do not, at this
time, have any further comments.

                    Sincerely,

                    Jeff Jaramillo
                    Accounting Branch Chief